SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

The Capital Group Companies, Inc. funds’ holding of UPM-Kymmene voting rights 4.96 per cent

(UPM, Helsinki, March 1, 2006) - According to Finnish Securities Market Act, Chapter 2, Section 9, UPM-Kymmene reports the following:

On February 24, 2006, the holdings by the mutual funds of the Capital Group Companies, Inc. of the paid up share capital of UPM-Kymmene was as follows:

Capital Research and Management Company, shares 17,495,600

Capital Guardian Trust Company 4,638,927

Capital International, Inc. 168,728

Capital International Ltd. 11,477,624

Capital International, S.A. 1,152,800

Total 34,933,679

This holding amounts to 6.68 per cent of UPM-Kymmene’s paid up share capital.

On February 24, 2006, the voting rights of the Capital Group Companies, Inc. were as follows:

Capital Research and Management Company, shares 13,395,600

Capital Guardian Trust Company 3,506,149

Capital International, Inc. 168,728

Capital International Ltd. 7,857,874

Capital International, S.A. 1,025,400

Total 25,953,751

The total amount of voting rights managed by the Capital Group Companies, Inc. represented 4.96 per cent of the voting rights in UPM-Kymmene.

UPM, Corporate Communications, Media Desk tel. +358 (0)40 588 3284, communications@upm-kymmene.com

P.O.Box 380, FI-00101 Helsinki, fax +358 (0)204 15 0308

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations